

NORTHSTAR
TECHNOLOGIES

BUSINESS MODEL

PROCESS

PRODUCTS

ADVANTAGES

MARKET SEGMENTS

OPERATIONAL MARKETS

- AEROSPACE + DEFENSE
- COMMERCIAL + INDUSTRIAL

LICENSING MARKETS

- RESIDENTIAL
- HEALTHCARE
- ENERGY
- AGRICULTURE
- MOBILE

OPERATIONAL MARKET SEGMENTS

- NORTHSTAR OPERATES IN THE CAPACITY OF A SUBCONTRACTOR OR MATERIAL SUPPLIER TO THE PRIME CONTRACTOR.

- NORTHSTAR OFFERS TURN-KEY SERVICES INCLUDING CONSULTING, TRAINING, DESIGN, ENGINEERING, MANUFACTURING AND INSTALLATION OF IT'S BUILDING SYSTEMS.

LICENSING MARKET SEGMENTS

- Northstar licenses it's ip technologies to specialty manufacturers for building their products using Northstar's building systems and methods

- Northstar licensees contract directly with the client or end-user

- Northstar licensees purchase Northstar oem materials directly from Northstar as a material supplier

- Northstar provides its licensees with consulting, training and plant certification to comply with northstar product approval and quality assurance program

REVENUE STREAMS







LICENSING SALES

OEM MATERIAL SALES

PROJECT SALES

LICENSING SALES REVENUE



Builder License $xxx per region or territory

Mobile Dealer License $xxx

Fabricator $xxx per state

Installer $xxx per region

YEAR -1 LICENSE REVENUE MODEL

License Type	License Fee	Quantity Goals	Year 1 Revenue
Commercial Builder	$xxx	50	$xxx
Modular Home MFG	$xxx	2	$xxx
Mobile Dealer	$xxx	1	$xxx
Fabricator	$xxx	5	$xxx
Installer	$xxx	50	$xxx
Totals			$xxx

OEM MATERIAL REVENUE – EXAMPLE MODEL

Product	Quantity	Unit Cost	Total Cost	GPM	Gross Profit
Wall panels	130,000 SF	$15.00/SF	$1,950,000	30%	$585,000

PROJECT REVENUE – EXAMPLE MODEL

Product	Quantity	Unit Cost	Total Cost	GPM	Gross Profit
Wall panels	130,000 SF	$27.38/SF	$3,559,400	30%	$1,067,820

SALES CYCLE



ORDER PROCESS



Client

NORTHSTAR LICENSED BUILDER – 5% ROYALTY OF CONTRACT VALUE

Licensed Builders Contracts with Client	Orders from Northstar

NORTHSTAR – 10% MARK-UP ON MATERIALS

Northstar Contracts with Fabricator	Northstar contracts with OEM Suppliers

Fabricator

Fabricates Assemblies	Ships to Jobsite

Builder

Installation	Build-Out

Client

NORTHSTAR OEM PRODUCTS

WALL SYSTEMS

- Northstar Exterior Wall Panels
- Northstar Architectural Precast Concrete Wall Panels

STRUCTURAL SYSTEMS

- Single-Story
- Multi-Story
- Modular
- Mobile

FLOOR SYSTEMS

- Joist
- Open Web Truss

ROOF SYSTEMS

- Joist
- Open Web Truss

PILINGS

- Composite
- Helical

REVENUE MODEL


Northstar
Northstar Product Dealer
Yearly Maintenance Fee
XX% markup for COGS
Northstar IP Licensee
Yearly License Fee
XX% markup on FRP Material

MARKET SIZE



COMPETITIVE LANDSCAPE


CHALLENGERS
SLENDERWALL
KATERRA
LEADERS
NORTHSTAR
TECHNOLOGIES
NICHE PLAYERS
DVELE
kasita
VISIONARIES
GREENPOD
INTELLIGENT ENVIRONMENTS
ch x tld
ABILITY TO EXECUTE
COMPLETENESS OF VISION

TECHNOLOGY TIMELINE

Combination of steel and FRP composite to 100% FRP composite



GEN1	GEN2	GEN3	GEN4	GEN5	GEN6	GEN7
2005	2008	2010	2012	2015	2017	2020

      

SUSTAINABILITY

Composite vs. Concrete

The energy consumed in the production of the concrete was the most significant contributor to differences between composite and concrete impacts.


Sustainability


Much smaller footprint
Composite
Concrete
Acidification
Carcinogens
Energy resources
Eutrophication
Greenhouse
Heavy metals
Ozone layer
Pesticides
Solid waste
Summer smog
Winter smog
100
80
60
40
20
0

NORTHSTAR COMMERCIAL PROJECTS






NORTHSTAR HOME MODELS



NORTHSTAR COUNTER-DRONE TECHNOLOGY





One Source from Innovation to Integration.

